Exhibit 4.3

SETTLEMENT AGREEMENT

This settlement agreement (the “Agreement”) is entered into this 3 day of September 2024 by and between:

(1)	Knutsen NYK Offshore Tankers AS, company registration no. 995 221 713 ("KNOT"); and
(2)	KNOT Shuttle Tankers AS, company registration no. 998 942 829. ("KST").

KNOT and KST are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

WHEREAS:

A.

KNOT has agreed to sell to KST all of the shares in KNOT Shuttle Tankers 31 AS, company registration no. 914 750 326, which is the owner of the vessel MT “Tuva Knutsen”, having IMO No. 9887968, pursuant to a share purchase agreement dated September 3, 2024 (the “Tuva SPA”).

B.

KST has agreed to sell to KNOT all of the shares in KNOT Shuttle Tankers 20 AS, company registration no. 897 099 152, which is the owner of the vessel MT “Dan Cisne”, having IMO No. 9513440, pursuant to a share purchase agreement dated September 3, 2024 (the “Dan Cisne SPA”).

C.

The Parties have agreed to enter into this Agreement in order to settle the Tuva Purchase Price payable under the Tuva SPA and the Dan Cisne Purchase Price payable under the Dan Cisne SPA partly by set-off and partly by payment of the net difference in cash as calculated and set out in the Tuva SPA and the Dan Cisne SPA.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1DEFINITIONS

Terms and definitions used in the Tuva SPA and the Dan Cisne SPA shall have same meanings when used in this Agreement unless the context otherwise requires.

2SETTLEMENT AND PAYMENT

The Parties confirm and agree that the Tuva Purchase Price payable by KST under the Tuva SPA and the Dan Cisne Purchase Price payable by KNOT under the Dan Cisne SPA shall be settled partly by set – off and partly by payment of cash. The net difference between the Tuva Purchase Price and the Dan Cisne Purchase Price to KST (the “Net Amount”) shall be paid by KNOT on the Closing Date in cash to KST.

Calculation of the Tuva Purchase Price, the Dan Cisne Purchase Price, the Tuva Purchase Price Adjustments and the Dan Cisne Purchase Price Adjustments and other amounts due shall be done in accordance with the Tuva SPA and Dan Cisne SPA, respectively, and same shall apply to the closing and payment procedures agreed therein. The Parties agree that Net Amount to be paid in cash by KNOT to KST shall be USD 1,135,483, and the

Parties agree and confirm that this represents the settlement of the Tuva Purchase Price and the Dan Cisne Purchase Price under the Tuva SPA and Dan Cisne SPA

3FURTHER ASSURANCE

The Parties shall (at their own expense) promptly execute and deliver all such documents, and do all such things, or procure the execution of documents and doing of such things as are required to give full effect to its obligations under this Agreement and the transactions intended to be effected pursuant to it.

4GOVERNING LAW AND ARBITRATION

Clause 18 (Governing law and arbitration) under the Tuva SPA and Clause 17 (Governing law and arbitration) under the Dan Cisne SPA shall apply mutatis mutandis to this Agreement.

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Knutsen NYK Offshore Tankers AS		KNOT Shuttle Tankers AS

By:	/s/ Trygve Seglem	By:	/s/ Øystein Emberland

Name:	Trygve Seglem	Name:	Øystein Emberland

Title:	CEO	Title:	Attorney-in-Fact